EXHIBIT C

Transactions in the Issuer Since Original Schedule 13D

The following table sets forth all transactions in the Shares effected since the Original Schedule 13D by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
07/03/2014	(126,732)	$67.28
07/22/2014	4,733,700*	$50.00

* Exercise of options reported in the Original Schedule 13D.